DC
No Act
P.E. 8-19-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

03030863

August 28, 2003

John A. Seethoff
Assistant Secretary
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

Act: 1934
Section:
Rule: 14A-8
Public Availability: 8/28/2003

Re: Microsoft Corporation

Dear Mr. Seethoff:

This is in regard to your letter dated August 19, 2003 concerning the shareholder proposal submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, Walden Asset Management, Domini Social Investments LLC, ISIS Asset Management and Citizens Funds for inclusion in Microsoft's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Microsoft therefore withdraws its June 26, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

PROCESSED
SEP 03 2003
THOMSON FINANCIAL

Sincerely,

Jonathan Ingram
Special Counsel

cc: Walden Asset Management and co-proponents
c/o Timothy Smith
Senior Vice President
Walden Asset Management
40 Court Street
Boston, MA 02108

Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

Tel 425 882 8080
Fax 425 936 7329
http://www.microsoft.com/

Microsoft®

June 26, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: Microsoft Corporation
Shareholder Proposal Submitted by the Comptroller of the City of New York, Walden Asset Management and other proponents**

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Act"), enclosed are six copies of (i) this letter and (ii) the proposal and statement in support thereof (the "Proposal") received by Microsoft Corporation (the "Company" or Microsoft") on May 27, 2003 from the Comptroller of the City of New York (the "Comptroller"), as investment adviser and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund for inclusion in the proxy statement and form of proxy relating to the Company's annual meeting of shareholders (collectively, the "Proxy Materials"). An identical proposal was submitted by Walden Asset Management ("Walden"), which is co-sponsored by Domini Social Investments LLC, ISIS Asset Management and Citizens Funds (the Comptroller, Walden and the co-sponsors are referred to collectively herein as, the "Proponents"). This letter is intended to notify the Commission of the Company's belief that the Proposal may be properly omitted from its Proxy Materials and to set forth the Company's reasons for the intended omission.

Microsoft requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if Microsoft omits the Proposal from its Proxy Materials.

The Proposal reads as follows:

"RESOLVED: That shareholders request that the company prepare a public report disclosing its social, environmental and economic performance based on the Global Reporting Initiative's sustainability reporting guidelines within six months of the stockholders meeting. This report may be prepared at reasonable cost and with the omission of proprietary information."

The Global Reporting Initiative guidelines (the "GRI Guidelines") are found at www.globalreporting.org and provide a framework for reporting the social, environmental and economic aspects of an organization's activities, products and services. The GRI Guidelines are for voluntary use and consist of a document that is more than 100 pages, containing approximately 20 pages of specific reporting content covering five categories of disclosure and setting forth 11 principles that companies are expected to apply in reporting on each of the following five categories of disclosure:

(1) vision and strategy;
(2) organizational profile, including structure and operations;
(3) governance structure and management systems;
(4) table to identify the location of each element of the GRI report content; and
(5) economic, environmental and social performance indicators.

Microsoft has concluded that the Proposal properly may be excluded from the Proxy Materials pursuant to (a) Rule 14a-8(i)(7) because it deals with matters relating to Microsoft's ordinary business; (b) Rules 14a-8(i)(3) and 14a-8(i)(6) because it is so indefinite the shareholders and Microsoft would be unable to determine what further action should be taken; and (c) Rule 14a-8(i)(3) because it is potentially misleading. The specific reasons why the Company deems omission proper and the legal support for the conclusion are discussed below.

THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14A-8(I)(7) AS IT DEALS WITH MATTERS RELATING TO MICROSOFT'S ORDINARY BUSINESS OPERATIONS

Exchange Act Release No. 34-20091 (August 16, 1983) provides that "the Staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business" and "where it does, the proposal will be excludable under Rule 14a-(c)(7)."

Exchange Act Release No 34-40018 (May 21, 1998) (the "1998 Release") provides that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual shareholders meeting." In the 1998 Release, the Securities and Exchange Commission (the "Commission") detailed two central considerations for an ordinary business exclusion. The first consideration relates directly to the Proposal and states that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that shareholder oversight would be impractical, such as general management of the workforce, including hiring, promotion and termination of employees, decisions on production quality and quantity and the retention of suppliers. The second consideration addresses the degree to which the proposal seeks to 'micro-manage' the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Based upon well-established precedent, the Staff has consistently permitted the exclusion of proposals seeking the preparation of reports on matters of ordinary business, including no action letters for AT&T Corp. (February 21, 2001); The Mead Corporation (January 31, 2001); Wal-Mart Stores, Inc. (March 15, 1999); and Nike, Inc. (July 10, 1997). In a no action letter to Johnson Controls, Inc. (October 26, 1999), the Staff took the position that, where a stockholder proposal seeks additional disclosures in Commission-prescribed documents, the Staff considers whether the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business and where it does, the Staff believes that it may be excluded under Rule 14a-8(i)(7).

The Staff has consistently permitted the exclusion of proposals, in their entirety, when such proposals request that companies prepare reports on specific subjects where one or more of the matters to be covered in a report relates to a company's ordinary business operations. The Staff also has a long-standing policy of not permitting overly broad stockholder proposals to be revised once it becomes clear that the proposals may be excluded under Rule 14a-8(i)(7) because they relate to ordinary business operations. In E*Trade Group, Inc. (October 31, 2000), the Staff permitted the exclusion of a proposal that sought the formation of a shareholder committee to suggest ways to increase shareholder value. Although the Staff expressly acknowledged that "the proposal appears to address matters outside the scope of ordinary business," it permitted the exclusion of the proposal, in its entirety, because two alternatives identified in the proposal "relate to E*Trade's ordinary business operations" and "it has not been the Division's practice to permit revisions under Rule 14a-8(i)(7)." In Z-Seven Fund, Inc. (November 3, 1999), the Staff permitted the exclusion of a proposal, in its entirety, that sought the implementation of a report to a special committee of the board of directors and noted that "although part of the proposal appears to address matters outside the scope of ordinary business, certain matters contained in the proposal refer to ordinary business matters."

Part C, Report Content of the GRI Guidelines provides for disclosure regarding a variety of topics relating to Microsoft's ordinary business operations. The following list does not cover all of Part C, but is intended to provide a few examples of topics that are part of Microsoft's ordinary business operations.

1. Sections 2.2 through 2.9 of Part C request that reporting organizations disclose the following:

   2.2 Major products and/or services, and the nature of the role in providing such products and services.
   2.3 Operational structure of the organization.

2.4 Description of major divisions, operating companies, subsidiaries and joint ventures.
2.5 Countries in which the organization's operations are located.
2.6 Nature of ownership; legal form.
2.7 Nature of markets served.
2.8 Scale of the reporting organization, including number of employees, products produced and services offered, net sales, total debt and equity capitalization.
2.9 List of stakeholders, key attributes of each, and relationship to the reporting organization, including communities, customers, shareholders and providers of capital (stock exchange listings), suppliers, trade unions, direct and indirect workforce and other stakeholders, such as business partners.

2. Sections 3.1 and 3.2 of Part C request disclosure on an organization's structure and governance.

3.1 Governance structure of the organization, including major committees under the board of directors that are responsible for setting strategy and oversight of the organization.

3.2 Percentage of the board of directors that are independent, non-executive directors and state how the board determines "independence."

3. Section 5 of Part C provides that economic indicators articulated in the GRI Guidelines "have a scope and purpose that extends beyond that of traditional financial indicators" and further states that "different measures may be necessary, including the re-casting of traditional financial information" in order to measure the economic status of an organization's activities. The economic indicator category of Section 5 calls for detailed financial information on customers, suppliers, employees, providers of capital and the public sector. These disclosures are not required by generally accepted accounting principles ("GAAP") or by public company disclosure standards under applicable law.

Clearly, each of the above has significant aspects that are considered by Microsoft to be part of our ordinary business operations and, as such, do not raise significant policy issues. Microsoft already provides much of the GRI Guideline disclosure in compliance with (i) Regulation S-K, Regulation S-X and Regulation 14A, (ii) various public company reports such as Form 10-Q, Form 10-K, Form S-8, and Form 8-K filed under the Exchange Act, (iii) the Final Judgment and Consent Decree between Microsoft, the Department of Justice and nine states; and (iv) in other publicly available reports, such as press releases, the Microsoft Mission and Values Statement, Microsoft Corporation Governance Guidelines and the Microsoft Finance Code of Professional Conduct, all of which are available on the Investor Relations page of our website located at www.microsoft.com.

Microsoft's business includes developing, manufacturing, licensing, and support a wide range of software products for a multitude of computing devices. Our software products include scalable operating systems for servers, personal computers (PCs), and intelligent devices; server applications for client/server environments; information worker productivity applications; business solutions applications; and software development tools. We provide consulting services and product support services; train and certify system integrators and developers. We sell the Xbox video game console including games and peripherals. Our online efforts include the MSN network of Internet products and services. Microsoft's management makes daily decisions, both large and small, concerning, among other things, each of the above products and services. Microsoft considers internal business discussions and decisions to be confidential. Of course, documents and other information that is considered material are disclosed per public company reporting requirements and applicable law. In addition, such discussions, decisions and documents could be considered competitive information and, therefore, harmful to Microsoft if publicly disseminated. The ability of Microsoft management to make confidential key decisions is considered by Microsoft to be part of ordinary business operations and is essential to Microsoft's sustainability.

The Staff has consistently confirmed that proposals addressing financial reporting and accounting policies not required by GAAP or by disclosure standards under applicable law is part of a company's ordinary business operations, and as such, may be excluded under Rule 14a-8(i)(7). For example, in a no action letter to Sante Fe Southern Pacific Corp. (January 30, 1986) concerning a proposal to require the preparation of current cost basis financial statements, the Staff stated that "the determination to make financial disclosure not required by law" is considered to be part of a company's ordinary business operations. Other no action letters where the Staff allowed the exclusion of a shareholder proposal requiring non GAAP disclosure include: American Stores Co. (April 7, 1992), Minnesota Mining and Manufacturing Co. (March 23, 1988) and The Chase Manhattan Corporation (March 4, 1999).

The Proposal requests Microsoft to prepare reports "based on" the GRI Guidelines. We believe that the GRI Guidelines require a level of disclosure that is the type of 'micro-managing' which Rule 14a-8(i)(7) is designed to prevent and that the Proposal may be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(7) because it directly deals with matters relating to Microsoft's ordinary business operations.

We are aware of the Staff's decision not to concur with the view of Johnson Controls, Inc. (November 14, 2002) that it may exclude a proposal to provide a report dealing with the social and environmental issues related to sustainability. However, there are significant differences between the proposal submitted to Johnson Controls (the "Johnson Controls Proposal") and the Proposal. In the Johnson Controls Proposal, the shareholders requested "the Board of Directors to prepare at reasonable expense a report dealing with the social and environmental issues related to sustainability." By comparison, the Proposal resolution specifies "that the Company prepare a public report disclosing its social, environmental and economic performance based on the Global Reporting Initiative's sustainability reporting guidelines." Although it appears that both proposals are similar, the language in the Johnson Controls Proposal resolution allows broad discretion in how the term 'sustainability' would be defined and also provides Johnson Controls with the ability to choose the content of the 'report.' However, the Proposal seeks specific disclosure based on the GRI Guidelines, the current structure of which consists of over 100 pages containing approximately 20 pages of specific reporting content covering five categories of disclosure and setting forth 11 principles that companies are expected to apply in reporting on each of the following five categories of disclosure, and as discussed below, is still a work in progress.

Based on the foregoing, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted and that it will not recommend any enforcement action if the Proposal is in fact excluded from the Company's 2003 Proxy Materials under Rule 14a-8(i)(7).

THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULES 14A-8(I)(3) AND 14A-8(I)(6) BECAUSE IT IS SO INDEFINITE THE SHAREHOLDERS AND MICROSOFT WOULD BE UNABLE TO DETERMINE WHAT FURTHER ACTION SHOULD BE TAKEN.

The Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is "vague, indefinite and, therefore, potentially misleading." In a no action letter to Philadelphia Electric Co. (July 30, 1992), the staff stated that a proposal is sufficiently vague, indefinite and misleading to justify exclusion where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what actions or measures the proposal requires." Additionally, in International Business Machines Corp. (January 14, 1992), the Staff allowed a proposal to be excluded pursuant to Rule 14a-8(i)(6) and stated that "a matter may be considered beyond a registrant's power to effectuate where a proposal is so vague and indefinite that a registrant would be unable to determine what action should be taken."

Rule 14a-8(i)(3) provides that a proposal or supporting statement may be excluded if it "is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Microsoft believes the Proposal is vague, indefinite and misleading, and therefore, in violation of Rule 14a-9 because it requires a commitment to provide disclosure "based on" the GRI Guidelines, however the GRI Guidelines do not specifically identify the exact disclosures that will be provided to Microsoft's shareholders.

The penultimate paragraph of the Preface in the GRI Guidelines states that "there are numerous ways to use the 2002 Guidelines. An organisation may choose to simply use them for informal reference or to apply the Guidelines in an incremental fashion. Alternatively, an organisation may decide to report based on the more demanding level of 'in accordance'." We recognize that the GRI Guidelines state that there is flexibility in using the GRI Guidelines, however the broad and ambiguous nature of the flexibility would be misleading because there is a broad range of options for preparing a report. The range covers a report that adheres to a set of conditions for preparing a report 'in accordance' with the GRI Guidelines to an informal approach of partial adherence to the GRI Guidelines reporting principles and report content. Based on the informal approach, and since there is no specific level of disclosure, it may be possible for Microsoft to comply with the Proposal by simply stating that its existing ordinary business disclosure in documents filed under the Exchange Act are 'based on' the GRI Guidelines. Additionally, the GRI Guidelines specify that they are still a work in progress and are only one part of a growing family of documents. Three new sets of documents (sector supplements, issue guidance documents and technical protocols) are in the early stages of development or are expected to be developed over time. For example, the GRI Guidelines state that "In the absence of a sector supplement, reporting organisations are encouraged to go beyond the information contained in the Guidelines and to include whatever information is specific to their sector and essential to ensuring a balanced and reasonable representation of their sustainability performance." Because of the ambiguous nature of the GRI Guidelines, the shareholders will not know what they are being asked to consider and vote on from the face of the Proposal and Microsoft will be unable to determine if it is complying with the intent of the Proposal.

Based on the foregoing, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted and that it will not recommend any enforcement action if the Proposal is in fact excluded from the Company's 2003 Proxy Materials under Rules 14a-8(i)(3) and 14a-8(i)(6).

THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14A-8(I)(3) BECAUSE IT IS CONTRARY TO THE COMMISSION'S PROXY RULES INCLUDING RULE 14A-9, WHICH PROHIBITS MATERIALLY FALSE OR MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS.

We also believe that the following statement in the Proposal is materially misleading to the Microsoft shareholders: "more than 220 companies, worldwide, including Agilent Technologies, Baxter International, BASF, British Telecom, Bristol-Myers Squibb, Danone, Electrolux, Ford, General Motors, Interface, KLM, NEC, Nike, Nokia, and Volkswagen, use the Guidelines for sustainability reporting." This statement implies that all 220 companies are providing disclosure under the GRI Guidelines when, in fact, the GRI Guidelines website lists only eight organizations as providing disclosure "in accordance" with the GRI Guidelines. The GRI Guidelines website specifies that the "companies that have released a report (current or previous) referencing the Guidelines are listed below, with links to their reports where these are known. By listing a company name GRI does not certify the report's conformance to the Guidelines." The website further states that it does not "fully audit self declared 'in accordance' reports for conformity with all in accordance requirements" and "at this time, GRI does not certify claims of in accordance nor does it validate explanations of omitted information." The Proposal, as drafted, may lead shareholders to believe that many well-known companies are currently reporting or reporting in complete compliance with the GRI Guidelines when this is not the case.

Based on the foregoing, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted and that it will not recommend any enforcement action if the Proposal is in fact excluded from the Company's 2003 Proxy Materials under Rule 14a-8(i)(3).

Pursuant to Rule 14a-8(j)(1), the Company by copy of this letter is notifying the Proponents of its intention to omit the Proposal from the Proxy Materials.

Should you have any questions regarding the foregoing, please contact the undersigned at (425) 705-5744 or David Menz of Microsoft at (425) 705-8250. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

We appreciate your attention to this request.

Sincerely,

MICROSOFT CORPORATION

By____________________
John A. Seethoff
Assistant Secretary

Enclosures

cc: William C. Thompson, Jr. (Comptroller of the City of New York)
Timothy Smith (Walden Asset Management)
Sophia Collier (Citizens Fund)
Adam Kanzer (Domini Social Investments)
Elizabeth Elliott McGeveran (ISIS Asset Management)

RESOLUTION TO DISCLOSE SOCIAL, ENVIRONMENTAL, AND ECONOMIC PERFORMANCE

Whereas:
Disclosure of key information is a founding principle of our capital markets;

We believe sustainability reporting will provide important non-financial information that can contribute to long-term shareholder value;

The link between business performance, sustainability and long-term shareholder value is prompting mainstream financial companies to seek new tools for understanding and predicting value in capital markets. Major firms, such as ABN-AMRO, Neuberger Berman, Schroders, T. Rowe Price, and Zurich Scudder subscribe to information on social and environmental risks and opportunities to help make investment decisions, according to Innovest, an environmental investment research consultant;

In addition, companies increasingly recognize that transparency and dialogue with stakeholders about performance, priorities, and future sustainability plans are key to business success. For example, 3M Company reports that its long-term success depends upon implementing principles of sustainable development and "stewardship to the environment." Likewise, Alliant Energy states that tomorrow's investors will support energy companies "that have demonstrated the ability to minimize their impact on the environment;"

We believe sustainability reporting can warn of trouble spots and signal cost-saving opportunities, to both management and shareholders. For example, disclosure of energy consumption allows companies and shareholders to assess environmental performance, competitive position, potential regulatory actions and reputational risks associated with business activities;

The Global Reporting Initiative (GRI) (www.globalreporting.org) is an international standard-setting organization with representatives from business, environmental, human-rights and labor communities. The GRI Sustainability Reporting Guidelines (the *Guidelines*), created by the GRI, provide companies with (1) a set of reporting principles essential to producing a balanced and reasonable report and (2) guidance for report content, including performance against core indicators in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility);

More than 220 companies worldwide, including Agilent Technologies, Baxter International, BASF, British Telecom, Bristol-Myers Squibb, Danone, Electrolux, Ford, General Motors, Interface, KLM, NEC, Nike, Nokia, and Volkswagen, use the *Guidelines* for sustainability reporting;

Moreover, many important global organizations support the *Guidelines*. At the 2002 Johannesburg World Summit on Sustainable Development, Article 17 of the Plan of Implementation commits countries to "enhance corporate environmental and social responsibility and accountability." In the United States, the Environmental Protection Agency modeled certain disclosure requirements on the environmental component of the GRI *Guidelines*. The European Union Framework for Corporate Social Responsibility recommends the use of the *Guidelines*. Australia, Japan and the United Kingdom have developed voluntary reporting guidelines consistent with the *Guidelines*. In 2002 the Johannesburg Stock Exchange became the first exchange to require all listed companies to comply with a code of conduct that requests disclosure of non-financial information consistent with the *Guidelines*;

RESOLVED:

That shareholders request that the company prepare a public report disclosing its social, environmental and economic performance based on the Global Reporting Initiative's sustainability reporting guidelines within six months of the stockholders meeting. This report may be prepared at reasonable cost and with the omission of proprietary information.

Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

Tel 425 706 8080
Fax 425 706 7329
http://www.microsoft.com/

Microsoft

August 19, 2003

VIA FACSIMILE (202) 942-9525
ORIGINAL VIA EXPRESS MAIL

Ms. Grace Lee
Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Microsoft Corporation
Shareholder Proposal Submitted by the Comptroller of the City of New York, Walden Asset Management and other proponents

Ladies and Gentlemen:

Under cover of our letter dated June 26, 2003, we requested that the Staff of the Division of Corporation Finance concur that no enforcement action will be recommended if Microsoft Corporation omits from the proxy statement and form of proxy relating to the Microsoft 2003 annual meeting of shareholders, a proposal and statement in support thereof received from (a) the Comptroller of the City of New York, as investment adviser and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund (b) Walden Asset Management, (c) Domini Social Investments LLC, (d) ISIS Asset Management and (e) Citizens Funds (the "Proposal").

We have received letters from Walden Asset Management dated August 7, 2003, Domini Social Investments LLC dated August 12, 2003, the Office of the Comptroller for the City of New York dated August 13, 2003, ISIS Asset Management dated August 13, 2003 and Citizens Fund dated August 19, 2003, copies of which are attached hereto, all formally withdrawing the Proposal. Therefore, we are withdrawing our no-action letter request.

If you have any questions regarding the foregoing, please contact David Menz, Senior Attorney at Microsoft at (425) 705-8250.

Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed, self-addressed stamped envelope.

Sincerely,

MICROSOFT CORPORATION

By: ______________________
John A. Seethoff
Assistant Secretary

cc: David Menz

WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

August 7, 2003

To: Amy Hood
Kurt Anderson

From: Tim Smith

Re: Resolution Proposals

As we discussed I am officially withdrawing the shareholder resolution on GRI on behalf of the proponents namely Walden Asset Management, ISIS, Citizens Funds, Domini Social Investments and the pension funds of the City of New York, who have all discussed and agreed on this approach and have deputized me to pass the decision onto Microsoft.

We are all pleased by the dialogue that has begun and are pleased to withdraw the resolution for consideration at the 2003 shareholders meeting.

We look forward to talking to you about your resolution to us.

Sincerely,

Timothy Smith
Senior Vice President

c.c. ISIS; Citizens Funds; Domini Social Investments; Treasurer of New York

Investing for social change since 1975
40 Court Street, Boston MA 02108 Tel: (617) 726-7250 or (617) 726-7290 Fax: (617) 695-4150

Domini
SOCIAL INVESTMENTS LLC

The Way You Invest Matters℠

August 12, 2003

Mr. Curt Anderson
Senior Director, Investor Relations
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

Dear Mr. Anderson:

I am writing to inform you that Domini Social Investments is pleased to join Walden Asset Management in withdrawing our shareholder resolution asking Microsoft to prepare a GRI report. Please contact Kimberly Gladman or me if you need any further information.

Sincerely,

Adam Kanzer

536 Broadway, 7th FL New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

August 13, 2003

Mr. Curt Anderson
Director Investor Relations
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

Dear Mr. Anderson:

On behalf of the New York City pension funds, holders of 34,105,198 shares of Microsoft Corporation stock, we hereby withdraw the resolution on GRI reporting submitted by Comptroller William C. Thompson, Jr. We look forward to further discussions with your company on sustainability reporting and the Global Reporting Initiative.

Sincerely,

Patrick Doherty
Bureau of Asset Management

PD:ma

ISIS

13 August 2003

ISIS Asset Management plc

99 Chauncy Street
6th Floor
Boston, MA 02111
USA
Tel 617 426 4445
Fax 617 267 5400

Mr. Curt Anderson
Senior Director Investor Relations
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

Via Fax (425-706-8000) and Mail

RE: ISIS withdrawal of shareholder resolution on enhanced disclosure

Dear Mr. Anderson:

ISIS would like to join Walden Asset Management in formally withdraw the shareholder resolution asking the company to publicly disclose its strategy and methods for managing social and environmental business risks based on the Global Reporting Initiative Guidelines.

We appreciate the company's willingness to meet with shareholders and discuss its emerging corporate social responsibility programs. We also look forward to the company's citizenship report due out in 2003. We hope to work with Microsoft to provide detailed feedback on its initial effort in order to help it craft a stronger, more comprehensive report in 2004.

Sincerely,

Elizabeth Elliott McGeveran

Elizabeth Elliott McGeveran
Vice President, Governance

CC: Mr. Mark Warminger, Fund Manager, US Equities, ISIS
Mr. Richard Singleton, Director, Corporate Governance, ISIS
Mr. Timothy Smith, Senior Vice President, Walden Asset Management

CITIZENS FUNDS®

230 Commerce Way, Portsmouth, NH 03801 *tele:* (603) 436-5152 *fax:* (603) 433-4209

August 19, 2003

Ms. Amy Hood
Director Investor Relations
Microsoft Corporation
1 Microsoft Way
Redmond, Washington 98052-6399

Dear Ms. Hood;

I am writing to inform you that Citizens Funds is pleased to join Walden Asset Management in withdrawing our shareholder resolution asking Microsoft to prepare a GRI Report.

Based on the outcome of the July 29 conference call, and Microsoft's expressed and demonstrated willingness to use the GRI as a roadmap for future reports; we no longer see the need to move forward with the resolution. Citizens Funds looks forward to continuing the dialogue with Microsoft on this important issue.

Sincerely,

Sophia Collier
President